SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Six Flags Entertainment Corporation

(Name of Issuer)

Common Stock, par value $0.025

(Title of Class of Securities)

83001A 102

83001A 201

(CUSIP Number)

H Partners Management, LLC

888 Seventh Avenue

29th Floor

New York, New York 10019

Attn: Rehan Jaffer

212-265-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	83001A 102 83001A 201	13D	Page 1 of 8

1	NAME OF REPORTING PERSON I.R.S. identification nos. of above persons (entities only) Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,387,844 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,387,844 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,387,844 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.76% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP NO.	83001A 102 83001A 201	13D	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. identification nos. of above persons (entities only) H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,387,844 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,387,844 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,387,844 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.76% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP NO.	83001A 102 83001A 201	13D	Page 3 of 8

1	NAME OF REPORTING PERSON I.R.S. identification nos. of above persons (entities only) H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,756,810 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,756,810 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,756,810 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.54% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP NO.	83001A 102 83001A 201	13D	Page 4 of 8

1	NAME OF REPORTING PERSON I.R.S. identification nos. of above persons (entities only) H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,756,810 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,756,810 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,756,810 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.54% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP NO.	83001A 102 83001A 201	13D	Page 5 of 8

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2010, as amended by Amendment No.1 filed with the SEC on May 24, 2010, as further amended by Amendment No. 2 filed with the SEC on April 8, 2011, as further amended by Amendment No. 3 filed with the SEC on July 13, 2011, as further amended by Amendment No. 4 filed with the SEC on March 14, 2012 and as further amended by Amendment No. 5 filed with the SEC on February 3, 2014 (collectively referred to as the “Schedule 13D”), by the Reporting Persons named therein is hereby further amended and supplemented by this Amendment No. 6 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 4. Purposes of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons sold 1,031,594 shares of Common Stock between October 23, 2015 and October 26, 2015, and intend to sell an additional 3,387,844 shares of Common Stock, in order to reduce concentration. Following these transactions, the Reporting Persons intend to hold their remaining stake of 12,000,000 shares of Common Stock. The Reporting Persons continue to be optimistic about the Issuer’s prospects.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of this Statement is hereby incorporated by reference into this Item 5. As of October 27, 2015, the Reporting Persons beneficially own an aggregate of 15,387,844 shares of Common Stock, or approximately 16.76% of the Common Stock then outstanding as of October 16, 2015. These shares of Common Stock include shares of Common Stock received by the H Partners Entities in connection with the Issuer’s emergence from bankruptcy and subsequently transferred between investment funds, and shares of Common Stock transferred to investment funds that are managed by H Management.

(a) and (b)

1) H LP directly beneficially owns 8,756,810 shares of Common Stock, constituting approximately 9.54% of the Common Stock outstanding. As of the date of this filing, H LP has sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

2) H Capital, as the general partner of H LP, may be deemed to beneficially own 8,756,810 shares of Common Stock, constituting approximately 9.54% of the Common Stock. H Capital may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

3) H Management, as the investment manager of H Capital and Phoenix Capital, may be deemed to beneficially own 15,387,844 shares of Common Stock, constituting approximately 16.76% of the Common Stock. H Management may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

4) Jaffer, as the managing member of H Management, H Capital and Phoenix Capital, may be deemed to beneficially own 15,387,844 shares of Common Stock, constituting approximately 16.76% of the Common Stock. Jaffer may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person are the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The Reporting Persons completed a sale of 326,942 shares of Common Stock on October 23, 2015 at prices ranging from $52.19 and $52.79, inclusive, with a weighted average price of $52.73. The Reporting Persons completed a sale of 704,652 shares of Common Stock on October 26, 2015 at prices ranging from $52.32 and $53.00, inclusive, with a weighted average price of $52.37. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the prior three sentences. Except as stated otherwise in this Item 5(c) or in Item 3 and Item 4 herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d) Except as stated within Item 4 and Item 5 of this Statement, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this Statement.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Registration Rights Agreement, dated as of April 1, 2010, among Six Flags Entertainment Corporation and certain holders of Common Stock (incorporated herein by reference to Exhibit 4.1 to Six Flags Entertainment Corporation’s Current Report on Form 8-K, filed May 4, 2010).

Exhibit 99.3	Form of Equity Commitment Agreement, dated as of April 15, 2010, by and among Six Flags, Inc. and the purchasers named therein (incorporated herein by reference to Exhibit 99.1 to Six Flags Entertainment Corporations’ Current Report on Form 8-K, filed May 11, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2015	H PARTNERS MANAGEMENT, LLC

	By:	/s/ Rehan Jaffer
Rehan Jaffer
Managing Member

H PARTNERS CAPITAL, LLC

	By:	/s/ Rehan Jaffer
Rehan Jaffer
Managing Member

H PARTNERS, LP

	By:	H PARTNERS CAPITAL, LLC
	Its”	General Partner

	By:	/s/ Rehan Jaffer
Rehan Jaffer
Managing Member

/s/ Rehan Jaffer
Rehan Jaffer

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Registration Rights Agreement, dated as of April 1, 2010, among Six Flags Entertainment Corporation and certain holders of Common Stock (incorporated herein by reference to Exhibit 4.1 to Six Flags Entertainment Corporation’s Current Report on Form 8-K, filed May 4, 2010).

Exhibit 99.3	Form of Equity Commitment Agreement, dated as of April 15, 2010, by and among Six Flags, Inc. and the purchasers named therein (incorporated herein by reference to Exhibit 99.1 to Six Flags Entertainment Corporations’ Current Report on Form 8-K, filed May 11, 2010).